EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE

(In thousands of dollars, except per share data)

	Three Months Ended March 31,
	2002	2001
Numerator:
Income (loss) before cumulative effect of a change in accounting Principle	$90,329	$(309,228)
Cumulative effect of a change in accounting principle	(16,778,526)	—

Net loss	(16,688,197)	(309,228)
Effect of dilutive securities:
Convertible debt – 2.625% issued in 1998	2,339 *	2,453	*
Convertible debt – 1.5% issued in 1999	2,325 *	2,438	*
LYONS – 1996 issue	—	(127	)*
LYONS – 1998 issue	1,184 *	1,754	*
Less: Anti-dilutive items	(5,848)	(6,518)

Numerator for net income (loss) per common share—diluted	$(16,688,197)	$(309,228)

Denominator:
Weighted average common shares	599,195	586,990

Effect of dilutive securities:
Stock options and common stock warrants	4,963	14,990	* **
Convertible debt – 2.625% issued in 1998	9,282 *	9,282	*
Convertible debt – 1.5% issued in 1999	9,454 *	9,454	*
LYONS – 1996 issue	—	3,869	* **
LYONS – 1998 issue	3,085 *	3,085	*
Less: Anti-dilutive items	(21,821)	(40,680)

Denominator for net income (loss) per common share—diluted	604,158	586,990

Net income (loss) per common share:
Income (loss) before cumulative effect of a change in accounting principle
Basic	$.15	$(.53)
Diluted	$.15	$(.53)
Cumulative effect of a change in accounting principle – Basic & Diluted	$(28.00)	$—
Net loss
Basic	$(27.85)	$(.53)
Diluted	$(27.85)	$(.53)

*	Denotes items that are anti-dilutive to the calculation of earnings per share.
**	Denotes items that are anti-dilutive to the calculation of the March 31, 2001 restatement of earnings per share required upon the adoption of FAS 142.